Triant Technologies Inc.

20 Townsite Road, 2nd Floor

Nanaimo, BC

Canada V9S 5T7

TRIANT

Tel: 250.754.4223

Toll Free 800.663.8611

Fax: 250.754.2388

e-mail: mail@triant.com

CONTACTS :

Robert Heath, CEO / Mark Stephens, CFO

Triant Technologies Inc.

250.754.4223

mail@triant.com

FOR IMMEDIATE RELEASE

TRIANT REPORTS FOURTH QUARTER AND YEAR END 2002 FINANCIAL RESULTS;

REVENUE WITHIN GUIDANCE RANGE; NET LOSS NARROWS

VANCOUVER, CANADA — MARCH 3, 2003 — Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF) today reported financial results for the fourth quarter and year ended December 31, 2002 (expressed in Canadian dollars). The Company will also host a conference call today, Monday, March 3, 2003 at 1:45 p.m. Pacific Time (4:45 p.m. Eastern Time) to discuss these financial results. Triant met or exceeded key operating objectives for the year.

Revenue for the fourth quarter ended December 31, 2002 was $1,802,418 compared to revenue of $719,548 for the fourth quarter ended December 31, 2001. The Company’s fourth quarter revenue was driven by ModelWare® – Triant’s equipment health monitoring and advanced fault detection solution for the semiconductor industry. During the fourth quarter ended December 31, 2002, the Company received $0.4 million in new orders compared to $1.8 million for the fourth quarter ended December 31, 2001. The Company ended the fourth quarter of 2002 with deferred revenue and backlog totalling $1.2 million compared to $1.4 million at the end of the fourth quarter of 2001.

The loss from operations for the fourth quarter ended December 31, 2002 decreased to $1,028,639 compared to a loss from operations of $1,942,818 for the fourth quarter ended December 31, 2001 as a result of higher revenue and lower operating expenses.

The net loss for the fourth quarter ended December 31, 2002 decreased to $935,778, or a loss per share of $0.02, compared to a net loss of $1,778,113, or a loss per share of $0.04, for the fourth quarter ended December 31, 2001.

Revenue for the year ended December 31, 2002 increased by 54% to $6,547,077 compared to revenue of $4,240,355 for the year ended December 31, 2001. During the year ended December 31, 2002, the Company received $6.4 million in new orders compared to $3.8 million in new orders for the year ended December 31, 2001.

The loss from operations for the year ended December 31, 2002 decreased to $4,662,346 compared to a loss from operations of $5,450,915 for the year ended December 31, 2001 as a result of higher revenue, while the Company continued to aggressively invest in research and development.

The net loss for the year ended December 31, 2002 was $4,331,237, or a loss per share of $0.10, compared to a net loss of $4,463,238, or a loss per share of $0.11, for the year ended December 31, 2001.

As of December 31, 2002, the Company maintained a balance of cash, cash equivalents and short-term investments of $12.4 million as compared to $16.9 million as of December 31, 2001.

Commenting on the 2002 results, Robert Heath, Chairman and Chief Executive Officer, stated: “We are very pleased with our 2002 revenue performance. Our revenue of $6.5 million was within our guidance of between $6 million and $7 million. We are also pleased with our year-end deferred revenue and backlog totalling $1.2 million.

“Triant’s progress in 2002 reflected the following key elements:

•

Increasing revenue through deeper penetration of existing accounts, opening up new accounts in Asia, USA and Europe, moving to a direct sales model in Europe and strengthening our US direct sales efforts;

•

Focusing on building specific tool-centric applications of our product to solve our customers’ tough manufacturing problems thereby providing a solid return on investment for the deployment of our solution;

•

Continuing to invest in the development of our next generation product to maintain our technical leadership;

•

Transitioning away from using outsourced software development to building an in-house and world-class research and development team; and

•

Improving management operations by implementing a state-of-the-art financial information system and adopting two new industry-standard methodologies aimed at improving our processes in sales management and product management.”

Commenting on the 2003 outlook, Mr. Heath continued: “Our strategy is to position the Company for future revenue growth by continuing our investments in research and development in order to maintain our product and service leadership. ModelWare is a complex software system that has to operate 24 hours a day, 365 days a year, be deployable on a fab-wide scale, provide solutions to our customers’ tough manufacturing problems, and do so with an attractive return on investment and low cost of ownership.

“ModelWare is deployed on more than 3000 pieces of equipment in major semiconductor manufacturers around the world making Triant the leading supplier of fault detection software. This leadership puts us in an enviable position from which to grow our business despite the severe challenges the semiconductor industry is currently facing – and we intend to broaden our market potential by selling directly to equipment OEMs on a non-exclusive basis.”

“Our outlook for 2003 is positive despite the global economic challenges, as we believe that the demand for advanced process control products is increasing and that Triant continues to have a solid market opportunity.”

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant’s core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com

This news release contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made.

--Financial Tables--

TRIANT TECHNOLOGIES INC.

Summary Consolidated Statements of Operations

(Expressed in Canadian Dollars)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2002	2001	2002	2001

Revenue	$ 1,802,418	$ 719,548	$ 6,547,077	$ 4,240,355
Cost of revenue	785,750	227,350	1,975,695	1,519,254
Gross margin	1,016,668	492,198	4,571,382	2,721,101

Operating expenses
Research and development	1,207,404	1,463,848	5,785,109	4,876,154
Selling, general and administrative	837,903	971,168	3,448,619	3,295,862

Total operating expenses	2,045,307	2,435,016	9,233,728	8,172,016

Loss from operations	(1,028,639)	(1,942,818)	(4,662,346)	(5,450,915)

Interest income and other	92,861	164,705	331,109	987,677

Net loss for the period	(935,778)	(1,778,113)	(4,331,237)	(4,463,238)

Loss per share	$ (0.02)	$ (0.04)	$ (0.10)	$ (0.11)

Weighted average number of common shares outstanding	41,402,675	41,567,175	41,492,242	41,524,504

Number of common shares issued and outstanding	41,402,675	41,567,175	41,402,675	41,567,175

TRIANT TECHNOLOGIES INC.

Summary Consolidated Balance Sheets

(Expresses in Canadian Dollars)

	December 31, 2002	December 31, 2001

Cash, cash equivalents and short-term investments	$ 12,442,039	$ 16,897,195
Accounts receivable, net	1,216,233	308,539
Prepaid expenses and deposits	137,310	21,347
Capital assets	517,211	412,723
Total assets	14,312,793	17,639,804
Accounts payable and accrued liabilities	1,904,518	1,593,395
Deferred revenue	873,436	47,574
Total liabilities	2,777,954	1,640,969
Total shareholders’ equity	11,534,839	15,998,835